April 14, 2011

Via Edgar and Via Facsimile (202) 772-9198

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jeffrey Riedler

Re:      ULURU Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 5, 2011
            File No. 001-33618

Dear Mr. Riedler:

Reference is hereby made to the Preliminary Proxy Statement on Schedule 14A, File No. 001-33618, filed on April 5, 2011 (the “Preliminary Proxy Statement”) by ULURU Inc., a Nevada corporation (the “Company”).  In response to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 13, 2011 (the “Comment Letter”) requesting that the Preliminary Proxy Statement be amended to discuss any plans that the Company has to issue shares that would be newly authorized if the proposal regarding the reverse stock split discussed in the Preliminary Proxy Statement is approved, the Company hereby informs you that it intends to amend the Preliminary Proxy Statement via the filing of a definitive Proxy Statement on Schedule 14A (such prospective definitive Proxy Statement filing being referred to herein as the “Proxy Statement”) to include the following language in the second-to-last paragraph of page 35 thereof:

“The Company does not presently have any contractual obligations to issue additional shares of its common stock.  However, the Company does intend to continue to seek additional financing sources and may enter into agreements to issue additional shares of its common stock in connection with future financings.”

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and the Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement or the Proxy Statement; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  Please note that, in order to hold its stockholders’ meeting on May 30, 2011, as currently anticipated, the Company must file its definitive Proxy Statement on April 18, 2011.

If you have any questions or would like to discuss this letter, please feel free to call John J. Concannon, Esq. of Bingham McCutchen LLP at 617-951-8874 or the undersigned at 214-905-5100.

Sincerely,

ULURU Inc.

By:	/s/ Terrance K. Wallberg
Terrance K. Wallberg
Vice President, Chief Financial Officer, Secretary and Treasurer

cc:        Michael Rosenthall (Securities and Exchange Commission)
John J. Concannon III, Esq. (Bingham McCutchen LLP)

4452 Beltway Drive ●   Addison, TX  75001
Phone: 214-905-5145 ● Fax: 214-905-5130 ● Web: www.uluruinc.com